                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549


                                 SCHEDULE 13D/A
                                  (Amendment)

                   Under the Securities Exchange Act of 1934


                          NATIONAL SECURITIES CORPORATION
                 ----------------------------------------------------
                                 (Name of Issuer)


                              STEVEN A. ROTHSTEIN
                 ----------------------------------------------------
                      (Name of person(s) filing Statement)


                   Common Shares, $0.02 par value per share
                 ----------------------------------------------------
                         (Title of Class of Securities)



                                   637605205
                 ----------------------------------------------------
                                 (CUSIP Number)




                                October 9, 1996
                 ----------------------------------------------------
            (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-1 (b) (3) or (4), check the following: [ ]

         Check the following box if a fee is being paid with this statement: [ ]

CUSIP NO.  637605205

-----------------------------------------------------------------------------------------
(1)      Names of Reporting Persons                                  Steven A. Rothstein
         S.S. or I.R.S. Identification                               ###-##-####
         Nos. Of Above Persons
-----------------------------------------------------------------------------------------
(2)      Check the appropriate Box                                   (a)
         if a Member of a Group                                      --------------------
                                                                     (b)
-----------------------------------------------------------------------------------------
(3)      SEC Use Only
-----------------------------------------------------------------------------------------
(4)      Source of Funds                                             PF
-----------------------------------------------------------------------------------------
(5)      Check if Disclosure of Legal
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)

-----------------------------------------------------------------------------------------
(6)      Citizenship or Place of
         Organization                                                United States
-----------------------------------------------------------------------------------------
Number of Shares                  (7)      Sole Voting Power                      156,795
Beneficially Owned                                                    -------------------
Each Reporting                     ------------------------------------------------------
Person With                       (8)      Shared Voting                           22,649
                                  -------------------------------------------------------
                                  (9)      Sole Dispositive
                                                                                  156,795
                                                                     --------------------

                                  -------------------------------------------------------
                                  (10)     Shared Dispositive
                                           Power                                   22,649
                                                                     --------------------
-----------------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially
         Owned by Each Reporting Person                                           344,819
                                                                     --------------------
-----------------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount
         in Row (11) Excludes Certain Shares
-----------------------------------------------------------------------------------------
(13)     Percent of Class Represented
         by Amount in Row 11                                                        34.1%
                                                                     --------------------
-----------------------------------------------------------------------------------------
(14)     Type of Reporting Person                                     IN
-----------------------------------------------------------------------------------------

                                 Schedule 13D/A

Item 1.  Security and Issuer.

                 Name of Issuer:  National Securities Corporation ("National")

                 Address of Issuer's Principal Executive Offices:

                               1001 Fourth Avenue
                                   Suite 2200
                            Seattle, Washington 98154

                 Security:        Common Shares, $0.02 par value per share
                                  ("Shares").

Item 2.  Identity and Background.

                 (a)      Name of person filing:   Steven A. Rothstein
                                                   ("Rothstein")

                 (b)      Residence Address:       2737 Illinois Road
                                                   Wilmette, Illinois 60091

                 (c)      Present principal occupation and address:

                                        Chairman
                                        National Securities Corporation 1001
                                        Fourth Avenue Suite 2200
                                        Seattle, Washington 98154

                 (d) During the last five years, Rothstein has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                 (e) During the last five years, Rothstein has not been subject to a judgment, decree or final order enjoining future violations of or mandating activities subject to federal or state securities laws, or finding any violation with respect to such laws.

                 (f) Citizenship: Rothstein is a citizen of the United States of America.


Item 3.  Source and Amount of Funds or Other Consideration.

         Rothstein purchased a total of 1,025 Shares with personal funds. No part of the purchase price for these Shares is or will be represented by borrowed funds.

Item 4.  Purpose of the Transaction.

         Rothstein acquired the Shares in a private transaction solely for the purpose of investment. Rothstein acquired the Shares for his own account with no intention of selling the Shares in a public distribution in violation of the federal securities laws or of any applicable state securities laws.

         Rothstein intends to review continuously his position in National, and may, depending upon his evaluation of developments and upon price, availability of Shares and other factors, determine to increase, decrease or eliminate his position in National.

         Except as otherwise disclosed herein, Rothstein, in his capacity as a beneficial owner of the Shares is not considering any plans or proposals which relate to or would result in any of the following: (a) the acquisition by any person of additional securities of National, or the disposition of securities of National; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving National or any of its subsidiaries;
(c) a sale or transfer of any material amount of assets of National or any of its subsidiaries; (d) any change in National's Board of Directors or management; (e) any material change in the present capitalization or dividend policy of National; (f) any material change in National's business, corporate structure, charter or bylaws; (g) any change which would impede the acquisition of control of National by any person; (h) causing any class of securities of National to be delisted; (i) National common stock to be eligible to be deregistered under the Securities Exchange Act of 1934; or (j) any actions similar to those enumerate above.

Item 5.  Interest in Securities of the Issuer.

         (a) Following adjustments for purchase referenced above and for the 5% stock dividend distributed to Shareholders in September, 1996, as of the date hereof, Rothstein directly owns 156,795 Shares, and indirectly owns beneficially 188,024 Shares, representing in the aggregate approximately 34.1% of the total outstanding Shares of National. Rothstein is deemed the indirect beneficial owner of 165,375 Shares by virtue of options granted to him by
National: Rothstein owns options to purchase (i) 77,175 Shares at an exercise price of $4.54 per Share; and (ii) 88,200 Shares at an exercise price of $4.12 per Share. Rothstein also is the indirect beneficial owner of 5,513 Shares owned by his spouse, 9,788 Shares owned by his daughter Caroline, and 3,674 Shares owned by each of his two other children, Joshua and Natalie. The above percentage ownership calculation assumes 1,010,623 Shares of National are issued and outstanding, based upon the 845,248 reported issued and outstanding on National's Form 10-C dated September 17, 1996, assuming exercise of Rothstein's options and considering Shares owned by his spouse and children.

         (b) Rothstein possesses the sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of 156,795 Shares. Until Rothstein exercises his options, he does not possess the sole power to vote or to direct the vote, the shared power to vote or to direct the vote, the sole power to dispose or to direct the disposition, or the shared power to dispose or to direct the disposition of the underlying Shares represented by the options.

         (c) On September 5, 1996 Rothstein purchased a total of 1,025 Shares from Mark Goldwasser, at a price of $8.25 per share in a private transaction.

         (d)     Not applicable.

         (e)     Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

                 Not applicable.

Item 7.  Material to be Filed as Exhibits.

                 None.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        STEVEN A. ROTHSTEIN
                                        --------------------------
                                        Steven A. Rothstein


                                        10-17-96
                                        --------------------------
                                        Date